"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

[redacted]

09047293

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Notice of Extraordinary General Meeting

SUPPL

ORK: Extraordinary General Meeting

Amendment of Articles of Association
General meeting documents available online instead of in paper format

Orkla ASA is convening an extraordinary general meeting on Thursday, 10 December 2009 at 3 p.m. at Orkla's head office at Skøyen, Oslo, to consider a proposal to amend the company's Articles of Association. The proposal entails, among other things, giving the Board of Directors authority to decide that documents to be considered at a general meeting may be published on the company's website instead of being sent by post with the notice of the meeting.

The proposal is based on environmental and cost considerations. A total of 54,000 copies were printed of Orkla's annual report for 2009, equivalent to 30 tonnes of paper. Providing more of this type of information on the Internet will therefore result in substantial environmental and cost savings. Individual shareholders are nonetheless entitled to have the documents sent to them free of charge, upon application to the company.

The notice of the Extraordinary General Meeting of Orkla ASA is attached herewith.

A printed version of the notice will be sent to shareholders by post in week 45.

Orkla ASA
Oslo, 30 October 2009

Reference:
Rune Helland, SVP Investor Relations, tel.: +47-2254 4411
Ole Kristian Lunde, SVP Communications, tel.: +47-2254 4431

dlw 11/10

ORKLA

www.orkla.com

ORKLA ASA
NOTICE OF AN EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting of Orkla ASA will be held at Orkla's offices in Karenslyst allé 6, 0213 Oslo, on **10 December 2009 at 3 p.m.**

The agenda is as follows:

1. Amendments to the Articles of Association

The introduction of a new section 5-11 a in the Public Limited Liability Companies Act makes it possible to stipulate in the Articles of Association that documents that are to be considered at a general meeting may be published on the company's website instead of being sent with the notice of the meeting. This also applies to documents which by law must be attached to the notice of the general meeting. Individual shareholders are nonetheless entitled to have the documents sent to them free of charge, upon application to the company.

Amending the Articles of Association will generate a substantial environmental gain and cost saving for Orkla ASA. It is therefore proposed to amend Orkla ASA's Articles of Association at an extraordinary general meeting, so that the possibility of a simplified notification process may become effective in time for the Annual General Meeting in 2010.

It is therefore proposed to amend Article 16, second paragraph, of the Articles of Association to read as follows:

"The Board of Directors may decide that documents concerning matters to be considered at the general meeting are not to be sent to shareholders when the documents are made available on the company's website. This also applies to documents which by law shall be enclosed in or attached to the notice of a general meeting. A shareholder may nonetheless request that documents concerning matters to be considered at the general meeting be sent to him or her."

Under the new section 5-11 b of the Public Limited Liability Companies Act, the minimum period of notice for a general meeting in an enterprise listed on a regulated market has been increased from two weeks to 21 days. It is proposed to amend the Articles of Association accordingly.

It is proposed to amend section 15, first paragraph, first sentence, of the Articles of Association as follows:

"Ordinary or Extraordinary General Meetings shall be convened on not less than *21 days'* notice at a time and venue decided jointly by the Chairman of the Corporate Assembly and the Board of Directors."

In accordance with Article 17 of the Articles of Association, the proceedings of the General Meeting shall be opened and chaired by the Chairman of the Corporate Assembly.

Shareholders are entitled to participate in the General Meeting, either in person or by a proxy of their own choice. Notice of attendance must be received no later than 3.00 p.m. on 7 December 2009. Notice of attendance may be given electronically through Orkla's website www.orkla.com or VPS Investor Services, or by completing and sending the attendance form to DnB Nor Bank ASA, Securities Service.

Shareholders who wish to be represented and vote at the General Meeting by proxy may send the proxy form electronically through VPS Investor Services, or to DnB Nor Bank ASA, Securities Service, within the time limit stated above. Proxy forms may also be brought to the General Meeting. Proof of the identity of the proxy and the person represented by proxy, and the company certificate if the shareholder is a legal entity, must be submitted along with the proxy form.

Attendance and proxy forms are enclosed.

The company has issued 1,028,930,970 shares. Each share carries one vote at the General Meeting, but no voting right may be exercised for shares belonging to the Group. Shareholders are entitled to vote the number of shares that they each own, and that are registered with the Norwegian Central Securities Depository (VPS) on the date of the General Meeting. If a shareholder has acquired shares shortly before the General Meeting, the voting rights for the transferred shares may only be exercised if the acquisition has been recorded by the VPS, or if the acquisition has been reported to the VPS and documentary evidence thereof is presented at the General Meeting. Shareholders may bring an advisor and may give one advisor the right to speak.

Notice of the Extraordinary General Meeting and other documents relating to items of business, as well as information regarding shareholders' rights, may be found at www.orkla.com.

Oslo, 30 October 2009

Knut Brundtland
Chairman of the Corporate Assembly

Appendix

Press release

ORKLA
www.orkla.com
P.O. Box 423 Skøyen, NO-0213 Oslo Tel.: +47-22 54 40 00 E-mail: info@orkla.no

Ref.: SVP Communications Ole Kristian Lunde Tel.: +47-2254 4431
SVP Investor Relations Rune Helland Tel.: +47-2254 4411

Date: 30 October 2009

Comprehensive actions – improved financial performance

Orkla's operating profit (EBITA)[1] in the third quarter ended at NOK 811 million, compared with NOK 334 million in the second quarter and NOK 1,026 million in the same quarter of last year. Cash flow from operations for the first nine months amounted to NOK 3.1 billion, compared with NOK 1.5 billion for the same period in 2008. Weak international economic conditions continued to impact demand and sales in several of the Group companies, but the underlying trend has been stable through the second and third quarters. The acquisition and integration of Indalex into Sapa's North American extrusion operations have now been completed.

"In the past year, Orkla companies have implemented comprehensive restructuring and cost-cutting programmes. It is therefore gratifying to see that these measures are helping to improve their cost position and not least, ensure a good cash flow. We see clear signs of stabilisation in important markets, but there are still few strong growth signals," says President and CEO Dag J. Opedal.

Orka's third-quarter operating revenues totalled NOK 14.1 billion, down from NOK 15.9 billion in 2008. This is largely due to weak markets for Elkem and Sapa. Nevertheless, vigorous restructuring and cost-cutting measures contributed to a positive result in the quarter for these companies. Orkla Brands continues to report positive profit performance, and Borregaard posted satisfactory results despite weak markets. The return on the Share Portfolio at the end of the first nine months was 26.2 per cent, compared with 30.7 per cent for the benchmark Morgan Stanley Nordic Index.

The equipment damaged in the fire at Elkem Solar's new plant in Kristiansand has now been repaired and test operations began in October. The ramp-up towards normal production levels will start at the end of November.

Sapa's acquisition of Indalex, its biggest competitor on the US market, has been completed with effect from 1 August. This acquisition will be followed by further restructuring of Sapa Profiles North America, and two or three factories will be closed.

Following the Norwegian parliament's decision in 2008 to change the reversion regime, Elkem sold two of its hydropower assets that operate under licence for NOK 6 billion in the third quarter.

[1] Operating profit (EBITA): Before amortisation, restructuring and significant impairment charges

ORKLA

Third quarter results 2009

30 October 2009



Agenda

- Highlights and financial performance
  CEO Dag J. Opedal
- Orkla Brands
  EVP Torkild Nordberg
- Orkla Aluminium Solutions / Orkla Materials
  EVP Bjørn Wiggen

ORKLA

Orkla - Comprehensive actions – improved financials

- Continued contribution from extensive action plans
  - Cash flow from operations NOK 3.1 billion as of Q3
  - Improved cost position compared with Q2
- Important structural actions
  - Acquisition of Indalex
  - Sale of energy assets
- Uncertain market outlook
  - Clear signs of stabilisation over second and third quarter
  - Somewhat more positive underlying momentum
  - Low visibility in economic trends

Highlights Q3

- Continued profit growth for Orkla Brands
- Positive EBITA for Orkla Aluminium Solutions in Q3
  - Comprehensive structural and cost-cutting measures
  - Successful integration of Indalex
- General weak market conditions for Orkla Materials
  - Capacity utilisation of 57 % in Q3 for Elkem silicon-related
  - Improved profit in Borregaard Chemicals due to favourable raw material prices and currency effects
- Challenging solar markets
  - REC; EBITDA at NOK 429 million in Q3
  - Elkem Solar; hot commissioning started mid October
- Return on Share Portfolio + 26.2 %

Improved profit vs. last quarter....

EBITA performance from Q2-09 to Q3-09
(figures in NOK million)


334
177
170
121
51
-15
-28
1
811
Q2-09
Orkla Aluminium Solutions
Elkem ex. Solar
Orkla Brands
Borregaard
Orkla Financial Investments
Elkem Solar
Other
Q3-09

ORKLA

....however, still somewhat behind last year

EBITA performance from Q3-08 to Q3-09
(figures in NOK million)


1026
51
18
55
-155
-110
-63
-11
811
Q3-08
Orkla Brands
Borregaard
Orkla Financial Investments
Elkem ex. Solar
Elkem Solar
Orkla Aluminium Solutions
Other
Q3-09

All figures in NOK million

ORKLA

Strong cash flow from operations



1473
546
358
612
269
-143
3 115
as of 30 Sep 2008
Orkla Brands
Orkla Aluminium Solutions
Elkem
Borregaard
Other
as of 30 Sep 2009

All figures in NOK million

* Cash flow from operations: Operating profit, amortisation, net replacement expenditures, change in net working capital

ORKLA

Key figures for the Orkla Group

Amounts in NOK million

	Q3 2009	Q3 2008	30.9 2009	30.9 2008
Operating revenues	14 088	15 904	41 188	49 087
EBITA*	811	1 026	1 378	3 242
Profit/loss before tax	494	-939	461	2 360
Net profit	481	-1215	1 362	1 454
Cash flow from industrial operations	1 663	365	3 115	1 473
Net cash flow	- 955	-2 269	-2 547	-8 924

	30.9 2009	31.12 2008
Net interest-bearing liabilities	28 226	27 424
Equity ratio	50.3 %	47.7 %
Net gearing	0.59	0.55

ORKLA

Energy assets sold for NOK 6 billion

- Hydropower plants, with total annual power production of 1.7 TWh, sold for NOK 6 billion
- Gain on sale approx. NOK 3.5 billion
- Transaction to be closed in H1-2010
- Elkem's power plants in Sauda and Borregaard's power plants in Sarpsborg will be retained



ORKLA

Part of Elkem's hydropower assets sold

Assets sold:

Plant	Capacity	Price
Salten	1.1 TWh	NOK 4,300 million
Bremanger	0.5 TWh owned 0.2 TWh leased	NOK 1,709 million

Assets owned:

Plant	Capacity
Sauda[1]	2 TWh
Borregaard[2]	0.6 TWh

1) Leased from Statkraft until 2030
2) Not part of reversion/lease regime


Salten
(Nordland)
Bremanger
(Sogn og Fjordane)
Borregaard
(Østfold)
Sauda
(Rogaland)

ORKLA

The Indalex acquisition

- Sapa to merge No 1 and No 2 players in North America through the acquisition of Indalex
- Market share in North America increased to approx. 30 %
- Strong synergy-driven case
  - Production, logistics and shared services
- Succesful integration process



ORKLA

Orkla Associates and Orkla Financial Investments







ORKLA

Orkla Associates

REC

Amounts in NOK million

REC	Q3 2009	Q3 2008	Change
Revenues	2 160	1 919	13 %
EBITDA	429	711	-40 %
EBIT	-665	537	
Profit/loss before tax	-1 143	1 761	

- Reference is made to www.recgroup.com

JOTUN

Amounts in NOK million

Jotun	1.1-31.8. 2009	1.1-31.8. 2008	Change
Revenues	7 811	6 739	16 %
EBIT	858	807	6 %
Profit before tax	782	792	-1 %

- Top line growth mainly due to currency effects
  - Volume decline of 1 %
- Satisfactory group profit
- Substantial market-related variations
  - Strengthened NOK and late-cyclical markets influencing negatively going forward

ORKLA

Orkla Financial Investments Share Portfolio

- Market value of Share Portfolio NOK 10.3 billion
- Return on Share Portfolio +26.2 %
- Increased net asset value
  - YTD NOK 2.4 billion


Portfolio
MSCI Nordic
OSEBX
S&P 500
2009
2007-2009
26.2 %
30.7 %
43.5 %
19.3 %
-3.6 % -4.1 %
-4.5 % -5.4 %
* Rolling 36 months

ORKLA


Big One
EKTE MARSIPAN
Bergene Melk
Badam Drink

Orkla Brands

EVP Torkild Nordberg

ORKLA

Continued EBITA improvement

- Flat topline performance
  - Market shares stabilising
- Continued focus on cost improvements
  - Synergies in purchasing
  - Production efficiency
- Higher input costs, but mixed trends
  - Sugar and cocoa beans
  - Flour and meat (Norway)
- Acquisition of the Russian biscuit operation Pekar

Amounts in NOK million

Operating revenues	Q3 2009	Q3 2008	Change
Orkla Brands	**5 661**	**5 646**	0 %
Orkla Foods Nordic	2 377	2 392	-1 %
Orkla Brands Nordic	1 890	1 869	1 %
Orkla Brands International	459	565	-19 %
Orkla Food Ingredients	1 018	902	13 %
Eliminations Orkla Brands	- 83	- 82	
Operating profit - EBITA			
Orkla Brands	**759**	**708**	7 %
Orkla Foods Nordic	297	287	3 %
Orkla Brands Nordic	367	360	2 %
Orkla Brands International	31	9	
Orkla Food Ingredients	64	52	23 %
EBITA margin (%)	**13.4**	**12.5**	

ORKLA

80 % of turnover from No. 1 positions

- Orkla Brands
  - Foods Nordic
  - Brands Nordic
  - Brands International
  - Food Ingredients

ORKLA

Private Label share relatively low in the Nordics, but increasing

Country/Company	PL share of relevant categories	Change in PL-share: 3-month trend	Change in PL-share: 12-month trend
Norway/Stabburet	13 %	unchanged	unchanged
Sweden/Procordia	18 %	+0.4 %-points	+1.0 %-points
Denmark/Beauvais	20 %	+1.9 %-points	+1.6 %-points

Source: ACNielsen

- Impact of recession
  - Nordic grocery market
  - Channel shift
  - Affordability
- PL share in the Nordics
  - Small market
  - Smaller assortments
  - Consumer preferences

ORKLA

Orkla Brands development planned in 2 stages:

- 2008-09: **Back on track**
- 2010→: **Focus on growth**

19 Third quarter 2009

ORKLA

Getting back on track was the priority in 2008-09

- Restoring margins
- Organisational and modus operandi improvements
- Less focus on structural growth
- Restructuring outside the Nordic area



20 Third quarter 2009

ORKLA

2010→: Focusing on growth

- Defining clear growth directions in all business units
- Focus both on organic and structural growth
- Innovation most important lever
- Enhanced synergy capture in Orkla Brands



ORKLA

Important new launches in Q3-09


Nidar
Bergene Melk

- New launch of old brand from Nidar
- Entering the important milk chocolate segment


Big One
One
One
One
CLASSIC

- Relaunch of Big One Pizza
- New production equipment improves product quality



- New product launch from Pierre Robert
- Wool collection for children

ORKLA



Orkla Aluminium Solutions

EVP Bjørn Wiggen

ORKLA

Sapa – market stabilisation

- Restructuring of cost-base and efficiency programmes have reduced break-even levels
  - Positive cash flow performance
- Strong demand for Heat Transfer in China
- Reduced order back-log for Building Systems
- Continued weak markets in Europe, some improvements in the US
- Seasonally lower Q4

Amounts in NOK million

Operating revenues	Q3 2009	Q2 2009	Q3 2008	Change Q3-Q3
Orkla Aluminium Solutions	**5 424**	**4 904**	**6 696**	-19 %
Sapa Profiles	4 120	3 532	5 247	-21 %
Sapa HT and BS	1 507	1 558	1 671	-10 %
Eliminations	- 203	- 186	- 222	
Operating profit - EBITA				
Orkla Aluminium Solutions	**29**	**- 148**	**92**	
Sapa Profiles	- 68	- 206	- 28	
Sapa HT and BS	97	58	120	
EBITA margin (%)	**0.5**	**-3.0**	**1.4**	

ORKLA

The last quarters have been stable
- still at very low levels


US Extrusion Apparent Consumption
Thousand Tons
400
350
300
250
200
150
100
341 316 202
342 308 198
318 293 234
276 207
-36% -7%
-36% -10%
-20% -8%
-23%
Q1 Q2 Q3 Q4
European Extrusion Apparent Consumption
Thousand Tons
850
800
750
700
650
600
550
500
450
790 762 531
810 764 552
743 676 534
726 537
-31% -4%
-28% -6%
-21% -9%
-26%
Q1 Q2 Q3 Q4

US:
- 2007 full year consumption -14%
- 2008 full year consumption -13%

Europe:
- 2007 full year consumption +3%
- 2008 full year consumption -12%

2007 2008 2009

Source: European Aluminium Association, Aluminum Association, CRU Monitor

ORKLA

Sapa shows improvement over second and third quarters


600
400
200
0
-200
-400
-600
NOK million
343
364
92
-102
-342
-148
29
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2008
2009

ORKLA

The dramatic decline seems to be over - recovery is expected to be slow

- Stimulus packages and the end of stock depletion are starting to bring economies out of recession
- However, no return to pre-crisis levels expected until 2011 at the earliest as labour markets continue to worsen
- GDP is expected to return to positive growth in North America and Europe in Q4 2009 although full-year growth is still negative
- All OECD countries are expected to remain below historical GDP growth trend in the coming years, but still show positive growth in 2010
- Positive Cash Flow from operations in 2009

27 Third quarter 2009

ORKLA

Indalex acquisition still in early days, but the start is encouraging

- New Sapa North America organisation established
- Closing conditions cleared - Catawba operations have been sold with no significant impact on volume or profit
- Synergy potential confirmed, already in execution phase
  - Metal
  - Sourcing
  - Overhead reductions
  - Knowledge transfer

28 Third quarter 2009

ORKLA

The restructuring of the North American operation is progressing according to plan

Restructuring of Sapa North American Operation


Calgary
Vancouver
Portland
Yankton
Spanish Fork
City of Industry
Cast House
Parsons
Morris
Elkhar
Connersville
Magnolia
Delhi
Toront
Montreal
Mountaintop
Cressona
Burlington
Catawba
To third party
Sapa Extrusions
Sapa Tubing
Indalex Extrusions
Indalex Tubing



Orkla Materials

30 Third quarter 2009

ORKLA

Continued weak market conditions for Elkem Silicon-related

- Capacity utilisation at 57 % in Q3
- Price level stabilising
- Significant cost reduction and improved break-even levels
- Improved results for Elkem Energy, EBITA +43 %
  - High production countered lower energy prices compared with Q3-08
- Satisfactory cash flow

Amounts in NOK million

Operating revenues	Q3 2009	Q3 2008	Change
Elkem	**1 703**	**2 235**	**-24 %**
Energy	268	230	17 %
Silicon-related	1 441	2 014	-28 %
Eliminations	- 6	- 9	
Operating profit - EBITA			
Elkem	**11**	**276**	
Energy	173	121	43 %
Silicon-related ex. Elkem Solar	29	236	
Elkem Solar	- 191	- 81	
EBITA margin	0,6 %	12,3 %	

ORKLA

Elkem Energy

- The plants in Salten and Bremanger will be included in Elkem's results in Q3 and Q4 2009
- From 1.1.2010, only Sauda plant included in the Elkem Energy figures
- Gain on sale (approx. NOK 3.5 billion) to be reported in 2010
- The trading result from the Energy-operations to be reported in Orkla Financial Investments as of Q3 2009
  - Elkem Energy results in 2008 and 2009 restated accordingly


EBITA per quarter - Elkem Energy
Figures restated (excl. Energy trading)
300
240
180
120
60
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2008
2009

ORKLA

Elkem Solar: Ramp-up the main focus in 2010

- Damaged equipment due to fire in Elkem Solar plant repaired
  - Hot commissioning started mid October
- Restart of ramp-up from the end of November
  - Less volume in 2009 than previously anticipated
- 2010 a ramp-up year
  - Full capacity by end 2010
- Significant uncertainty in the solar market
  - Dialogue with current and potential customers regarding 2010 deliveries

ORKLA

Borregaard: Satisfactory profit despite weak markets

- Volume decline for core products
  - Closure of Swiss plant in 2008 contributed to good capacity utilisation
- Satisfactory results for Chemicals
  - Lower raw material prices and favourable currency effects in Q3
- Declining market prices hamper profits for the energy-operations
- Strengthened NOK and seasonal effects will have negative impact in Q4

Amounts in NOK million

Operating revenues	Q3 2009	Q2 2009	Q3 2008	Change Q3-Q3
Borregaard	**963**	**958**	**1 104**	-13 %
Energy	68	57	64	6 %
Chemicals	937	931	1 086	-14 %
Eliminations	- 42	- 30	- 46	
Operating profit - EBITA				
Borregaard	**128**	**77**	**110**	16 %
Energy	38	35	58	-34 %
Chemicals	90	42	52	73 %
EBITA margin	13,3 %	8,0 %	10,0 %	

ORKLA

Financial calendar

10 December 2009	- Extraordinary General Meeting
11 February 2010	- Fourth quarter 2009
22 April 2010	- Annual General Meeting
5 May 2010	- First quarter 2010
21 July 2010	- Second quarter 2010
28 October 2010	- Third quarter 2010





Q&A

CEO Dag J. Opedal

EVP Torkild Nordberg

EVP Bjørn Wiggen

CFO Terje Andersen

ORKLA

ORKLA

Appendix

Group income statement

Amounts in NOK million

	Q3 2009	Q3 2008	Change
Operating revenues	**14 088**	**15 904**	-11 %
EBITA*	**811**	**1 026**	-21 %
Amortisation intangibles	-53	-53	
Restructuring and significant impairment	-94	0	
EBIT	**664**	**973**	
Associates	- 328	573	
Dividends	14	58	
Gains and losses/write-downs Share Portfolio	334	-2 323	
Net financial items	- 190	- 220	
Profit before tax	**494**	**- 939**	
Tax expenses	-13	-265	
Profit for the period continuing operations	**481**	**-1 204**	
Discontinued operations	**0**	**- 11**	
Profit for the period	**481**	**-1 215**	
Minority interests' share of the profit/loss for the period	23	1	
Majority interests' share of the profit/loss for the period	458	-1 216	
Earnings per share diluted, adjusted (NOK)**	0.5	-1.2	

* Operating profit before amortisation, restructuring and significant impairment charges
** Excluding amortisation, restructuring and significant impairment and discontinued operations

ORKLA

Cash flow as of 30 Sep 2009

Amounts in NOK million

	30.9.2009	30.9.2008
Industry division:		
Operating profit	1 191	3 204
Amortisations, depreciations and write-downs	1 933	1 594
Changes in net working capital	821	-1 826
Net replacement expenditure	- 830	-1 499
Cash flow from operations	**3 115**	**1 473**
Financial items, net	-1 022	- 967
Cash flow from Industry division	**2 093**	**506**
Cash flow from Financial Investments	**1 075**	**298**
Taxes paid	-1 686	-1 273
Other payments	22	29
Cash flow before capital transactions	**1 504**	**- 440**
Paid dividends	-2 328	-2 331
Net purchases of Orkla shares	3	- 653
Cash flow before expansion	**- 821**	**-3 424**
Expansion investment in Industry division	-1 464	-3 051
Sale of companies/shares of companies	77	168
Purchase of companies/share of companies	-2 955	-1 050
Net purchases/sale of portfolio investments	2 616	-1 567
Net cash flow	**-2 547**	**-8 924**
Currency effects of net interest-bearing liabilities	1 745	- 261
Change in net interest-bearing liabilities	**802**	**9 185**
Net interest-bearing liabilitites	**28 226**	**25 363**

ORKLA

Balance sheet as of 30 Sep 2009

Amounts in NOK million

	30.9.2009	31.12.2008
Intangible assets	17 290	17 301
Property, plant and equipment	25 748	26 368
Financial assets	18 769	18 331
Non-Current assets	**61 807**	**62 000**
Assets in discontinued operations	-	3 148
Inventories	7 580	9 564
Receivables	10 938	14 331
Share Portfolio etc.	10 332	11 445
Cash and cash equivalents	3 865	4 438
Current assets	**32 715**	**39 778**
Total assets	**94 522**	**104 926**
Paid-in equity	1 993	1 993
Earned equity	45 196	45 390
Minority interests	373	2 686
Equity	**47 562**	**50 069**
Provisions	4 788	5 233
Non-current interest-bearing liabilities	28 755	29 598
Current interest-bearing liabilities	3 499	3 654
Liabilities in discontinued operations	0	665
Other current liabilities	9 918	15 707
Equity and liabilities	**94 522**	**104 926**
Equity to total assets ratio	50.3 %	47.7%
Net gearing	0.59	0.55

ORKLA

Currency translation effects

Amounts in NOK million

Revenues	**Q3-09**	**per Q3-09**
Orkla Brands	37	177
Orkla Aluminium Solutions	307	1173
Elkem	43	188
Borregaard	25	117
Total	**412**	**1 655**

EBITA	**Q3-09**	**per Q3-09**
Orkla Brands	3	14
Orkla Aluminium Solutions	-27	-70
Elkem	5	14
Borregaard	1	4
Total	**-18**	**-38**

ORKLA

Largest holdings in the Share Portfolio

Market value *in NOK million*

per 30 Sep 2009

Principal holdings	Industry	Market value	Share of portfolio (%)	Share of equity (%)
Tomra Systems	Industrials	621	6 %	15,3 %
Rieber & Søn	Food & Beverage	497	5 %	15,6 %
Elekta B	Health Care Equipment	313	3 %	3,0 %
Tandberg	Technology	290	3 %	1,8 %
Enter Select	Mutual Fund	277	3 %	0,0 %
Nokia A	Technology	255	2 %	0,1 %
Network Norway AS	Telecom operators	246	2 %	26,2 %
Telenor ASA	Telecom operators	236	2 %	0,2 %
AstraZeneca SEK	Pharmaceuticals	235	2 %	0,1 %
Hennes & Mauritz AB-B SHS	Retail	234	2 %	0,1 %
Total principal holdings		3 203	30,5 %	
Market value of entire portfolio		**10 316**		

ORKLA

Sapa is serving a set of different end-use markets

Breakdown of sales by Business Area & End-Use Market 2008 Pro Forma Incl. Indalex



Sapa Group
100%
Profiles
80%
Building
System
9%
Heat
Transfer
11%
26%
15%
32%
100%
15%
7%
17%
7%
23%
Distribution
21%
Industrial
12%
B&C
34%
Transport
12%
Automotive
14%
Other
9%

ORKLA

(1) Excluding sales from Sapa Industrial Services

Price index - Silicon metal


CRU Si99
EUR/MT
Si99 EU


Fesi 75
EUR/MT
Fesi75 EU

Updated: 7 October 2009

ORKLA

Financial items

ORKLA

Net financial items

Amounts in NOK million

	Q3-2009	Q3-2008	Full year 2008
Net interest expenses	-193	-235	-977
Currency gain/loss	12	24	-49
Other financial items, net*	-9	- 9	34
Net financial items	**-190**	**-220**	**-992**

ORKLA

Debt maturity profile

NOK million

Average maturity
4.3 years



12 000
10 000
8 000
6 000
4 000
2 000
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019-
Drawn amounts
Unutilised credit facilities

ORKLA

Net gearing 0.59 per Q3-09


NOK
billion
Net gearing
60
54
48
42
36
30
24
18
12
6
0
-6
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
-0,2
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 Q3 09
Equity
Net interest-bearing liabilities
Net gearing

ORKLA

Funding Sources


Unutilised credit
facilities 25 %
Bonds and CP 28 %
9.3
10.9
18.1
Banks 47 %

Figures in NOK billion

ORKLA

ORKLA

51 Third quarter 2009

ORKLA

"Exemptions No. 82-3998"

Orkla
Third Quarter 2009



ORKLA

Contents

More information about Orkla at www.orkla.com/ir

THE THIRD QUARTER IN BRIEF

- Orkla's operating profit (EBITA) for the third quarter amounted to NOK 811 million, compared with NOK 1,026 million in the same quarter last year and NOK 334 million in the second quarter of 2009.
- Cash flow from operations improved, totalling NOK 3,115 million at the end of the first nine months, compared with NOK 1,473 million at the same time last year.
- Weak international economic conditions continued to affect demand and sales in several of the Group's industrial businesses. Third-quarter operating revenues totalled NOK 14,088 million (NOK 15,904 million)[1].
- Orkla Brands reported another good quarter with EBITA of NOK 759 million (NOK 708 million)[1]. Orkla Brands International and Orkla Food Ingredients posted improved results, while the Nordic units performed on a par with last year.
- Due to comprehensive restructuring and cost-cutting measures, Orkla Aluminium Solutions achieved a positive result of NOK 29 million (NOK 92 million)[1] in the third quarter. The acquisition and integration of Indalex in the US have proceeded as planned.
- In Orkla Materials, Borregaard reported satisfactory third-quarter results, while Elkem's results reflected continued weak markets and low capacity utilisation, in addition to the ramp-up plan for Elkem Solar being delayed by the fire in July.
- In Orkla Associates, REC reported EBITDA of NOK 429 million (NOK 711 million)[1] in the third quarter. Jotun's EBIT for the first eight months was NOK 858 million (NOK 807 million)[1].
- At the end of the first nine months, the return on the Share Portfolio was 26.2%, compared with 30.7% for the Morgan Stanley Nordic Index (43.5% for the Oslo Børs Benchmark Index).
- On 4 October 2009, following the Storting's adoption of a new reversion regime in autumn 2008, Elkem entered into an agreement to sell its hydropower plants in Salten and Bremanger, operating under licence, for NOK 6 billion.

[1] The figures in brackets refer to the corresponding period of the previous year.

KEY FIGURES FOR THE ORKLA GROUP

	1.1. – 30.9.		1.1. – 31.12.	1.7. – 30.9.	
Amounts in NOK million	2009	2008	2008	2009	2008
Operating revenues	41,188	49,087	65,579	14,088	15,904
Adjusted EBITA[1]	1,378	3,242	4,240	811	1,026
Profit/loss before taxes	461	2,360	(2,015)	494	(939)
Earnings per share diluted (NOK)	1.4	1.3	(2.8)	0.5	(1.2)
Cash flow from operating activities	3,115	1,473	2,543	1,663	365
Net interest-bearing liabilities	28,226	25,363	27,424		
Equity ratio (%)	50.3	51.2	47.7		
Net gearing[2]	0.59	0.50	0.55		


OPERATING REVENUES
NOK million
20 000
16 000
12 000
8 000
4 000
0
16 332
16 851
15 904
16 492
13 448
13 652
14 088
1Q 2Q 3Q 4Q
2008
1Q 2Q 3Q
2009


EBITA[1]
NOK million
1 500
1 200
900
600
300
0
1 029
1 187
1 026
998
233
334
811
1Q 2Q 3Q 4Q
2008
1Q 2Q 3Q
2009

[1] Earnings before amortisation, write-down in Sapa Profiles in 2008, restructuring and significant impairments
[2] (Net interest-bearing liabilities)/(Equity)

THE GROUP

Orkla's third-quarter operating revenues totalled NOK 14,088 million (NOK 15,904 million)[1]. The decline was largely driven by low demand in Orkla Aluminium Solutions, and slow markets for Elkem's silicon-related businesses.

The Norwegian krone strengthened in the third quarter, against both the USD and euro-related currencies, but was nevertheless weaker than in the corresponding quarter of 2008. Currency translation effects therefore had a positive impact on operating revenues, amounting to around NOK 400 million in the third quarter and around NOK 1.65 billion in the first nine months.

The Group's EBITA for the third quarter was NOK 811 million (NOK 1,026 million)[1]. Orkla Brands reported a satisfactory third-quarter profit performance with underlying[2] profit growth of 6%. Markets for Orkla Aluminium Solutions remained very slow in Europe and the US, although the latter saw slight growth compared with the previous quarter. Wide-ranging restructuring and cost-cutting measures contributed to positive EBITA of NOK 29 million in the quarter (NOK 92 million)[1]. In Orkla Materials, Elkem's results reflect continued weak markets and low capacity utilisation in the silicon-related business. Average capacity utilisation in the third quarter was 57%, excluding Solar. Due to the fire in July, Elkem Solar had no production of any significance in the third quarter and thus made a substantial negative contribution to profit. The damage has been repaired and test run begun mid-October. The ordinary ramp-up of the factory will commence as soon as the repairs have been tested and approved. Borregaard reported satisfactory third-quarter profit, and EBITA ended at NOK 128 million (NOK 110 million)[1]. For the Group as a whole, EBITA was affected by currency translation effects totalling NOK -18 million in the quarter, and NOK -38 million in the first nine months.

Orkla's equity interests in REC (39.7%) and Jotun (42.5%) are presented according to the equity method on the line for associates. The contribution from associates to Group third-quarter profit totalled NOK -328 million (NOK 573 million)[1]. Of the total amount, REC's contribution to Orkla's profit for the quarter accounts for NOK -401 million (NOK 496 million)[1].

At the end of the first nine months, the return on the Share Portfolio was 26.2%, compared with 30.7% for the Morgan Stanley Nordic Index (43.5% for the Oslo Børs Benchmark Index). Gains, losses and write-downs on the Share Portfolio ended at NOK 334 million in the third quarter, of which realised portfolio gains amounted to NOK 297 million and write-downs of portfolio investments totalled NOK 97 million. Dividends received in the third quarter totalled NOK 14 million, and NOK 238 million for the first nine months.

Group profit before tax for the third quarter was NOK 494 million (NOK -939 million)[1], while earnings per share, diluted, were NOK 1.4 (NOK 1.3)[1] at the end of the first nine months. The tax charge is estimated to be NOK 92 million so far this year.

Strong focus on increasing capital efficiency helped to boost cash flow from operations in the third quarter to NOK 1,663 million (NOK 365 million)[1], and cash flow from operations for the first nine months of 2009 totalled NOK 3,115 million, compared with NOK 1,473 million in the same period of last year. After the Group's participation in the REC and SPDE share issues, and the acquisition of Indalex, all in the third quarter, net interest-bearing liabilities amounted to NOK 28.2 billion at quarter-end.

In connection with the acquisition and integration of Indalex in the US, Orkla Aluminium Solutions will carry out further restructuring of its extrusion operations in North America. The factories in Morris and Calgary will be closed in the course of the fourth quarter, and minor changes will also be made at other factories. In this connection, a restructuring provision of NOK 94 million was made in the third quarter. The agreement to divest the business in Catawba in compliance with the requirements of the US Department of Justice has been signed.

THE BUSINESS AREAS

ORKLA BRANDS

	1.1. – 30.9.		1.1. – 31.12.	1.7. – 30.9.	
Amounts in NOK million	2009	2008	2008	2009	2008
Operating revenues	16,722	16,657	23,398	5,661	5,646
EBITA[1]	1,919	1,786	2,590	759	708
Operating margin (%)	11.5	10.7	11.1	13.4	12.5
Cash flow from operations before net replacement expenditures	2,328	1,797	2,984	959	934
Net replacement expenditures	376	391	633	111	149
Expansion investments	109	124	214	25	77

[1] Before amortisation, restructuring and significant impairments

- Underlying[2] profit growth.
- Flat topline performance, stabilisation in market shares.
- Acquisition of Russian biscuits company.

Orkla Brands reported third-quarter operating revenues of NOK 5,661 million (NOK 5,646 million)[1], representing an approximately flat underlying[2] performance. The effect of price increases was slightly weaker than in the second quarter, while volume growth was on a par with second-quarter performance. Volume growth remains weaker for the catering and export markets than in the grocery market. Overall market shares are slightly lower, but showed signs of improvement in certain categories in the third quarter.

Third-quarter EBITA was NOK 759 million (NOK 708 million)[1]. Underlying[2] profit growth was around 6%. The improvement in profit is ascribable to price increases, cost improvements and certain major innovations. Orkla Brands International and Orkla Food Ingredients achieved the greatest profit growth, while the Nordic business units reported profit on a par with last year.

Overall purchasing costs continued to increase in the third quarter. The price of sugar and cocoa beans rose, while price trends varied for other international commodities. On the Norwegian market, the prices of key raw materials such as flour and meat continued to rise.

[1] Excluding acquisition, divestments and currency translation effects

The main launches in the third quarter were Bergene Melk (large chocolate bar, Nidar), Pierre Robert Young Collection (wool collection for children, Pierre Robert) and the relaunch of Big One (pizza, Stabburet).

In the third quarter Krupskaya acquired the Russian brand Pekar and associated production facilities. The company holds a leading position on the Northwest Russian market in the waffle biscuit, sponge cake, bread roll, pastries and snacks segments. Sales in 2008 totalled around RUB 600 million, equivalent to around NOK 120 million, and the company has 385 employees.

Orkla Foods Nordic

Orkla Foods Nordic posted third-quarter operating revenues of NOK 2,377 million (NOK 2,392 million)[1]. Operating revenues for the first nine months of 2009 totalled NOK 7,096 million (NOK 7,121 million)[1]. There was an underlying[2] decline of roughly 2% in the quarter and around 1% for the first nine months. Third-quarter EBITA was NOK 297 million (NOK 287 million)[1], while EBITA for the first nine months was NOK 747 million (NOK 709 million)[1]. Underlying[2] profit was slightly higher than last year, both in the third quarter and for the first nine months.

For Stabburet, a good programme of launches and sales growth contributed to improved performance. However, weaker volume growth at Bakers and start-up costs at a new pasta factory at Beauvais had a negative impact. Other businesses in the Nordic region reported results on a par with last year. Despite challenging market conditions and a decline in sales in the Baltics, the profit level for the Baltic businesses remained unchanged from last year. Overall, Orkla Foods Nordic's market shares have been somewhat reduced.

Orkla Brands Nordic

Orkla Brands Nordic reported third-quarter operating revenues of NOK 1,890 million (NOK 1,869 million)[1], equivalent to underlying[2] growth of 1% from last year. EBITA ended at NOK 367 million (NOK 360 million)[1], which is underlying[2] on a par with last year. Lilleborg reported a decline in third-quarter profit as a result of declining sales in several product categories. The Chips Group, Lilleborg Professional and Göteborgs/Sætre posted higher profit in the third quarter.

Third-quarter profit was negatively affected by a weak NOK and SEK compared with the corresponding period of last year. The price increases that were implemented were not sufficient to fully compensate for higher purchasing costs.

All in all, market shares for Orkla Brands Nordic weakened slightly in the quarter, particularly in relation to several of Lilleborg's product categories.

Orkla Brands International

Orkla Brands International posted third-quarter operating revenues of NOK 459 million (NOK 565 million)[1], which underlying[2] was a 3% improvement on the same period of last year. Third-quarter EBITA amounted to NOK 31 million (NOK 9 million)[1]. The underlying[2] improvement in profit was around NOK 15 million.

The profit growth was primarily attributable to SladCo and MTR Foods. In weak markets, the growth in income was driven by price increases. However, in India, MTR Foods achieved volume growth in its core categories; spices and ready mixes. In Russia, price increases and internal cost improvements brought profit growth despite higher raw material prices.

Orkla Food Ingredients

Orkla Food Ingredients reported third-quarter operating revenues of NOK 1,018 million (NOK 902 million)[1], which underlying[2] was a decline of around 2%. The decline was a result of a price fall (based on raw materials) of certain product categories and, to some extent, changes in patterns of consumption in certain markets (a switch to cheaper, lower quality products). However, overall market shares are strengthened. Third-quarter EBITA was NOK 64 million (NOK 52 million)[1], an underlying[2] increase in profit of 34%.

The good performance was primarily ascribable to sound operations in the Dragsbæk companies, and to Orkla Food Romania, which improved its competitiveness and earnings.

With effect from 1 October, Credin Bageripartner (CBP) took over the customer list and sales of Inco in Denmark. CBP is market leader for deliveries to the Danish bakery market with a market share of around 30%, while Inco's sales account for around 10%.

ORKLA ALUMINIUM SOLUTIONS

	1.1. - 30.9.		1.1. - 31.12.	1.7. - 30.9.	
Amounts in NOK million	2009	2008	2008	2009	2008
Operating revenues	**15,211**	21,670	27,809	**5,424**	6,696
EBITA[1]	**(461)**	799	697	**29**	92
Operating margin (%)	**(3.0)**	3.7	2.5	**0.5**	1.4
Cash flow from operations before net replacement expenditures	**726**	815	765	**344**	(4)
Net replacement expenditures	**182**	629	950	**(7)**	263
Expansion investments	**329**	281	547	**133**	88

[1] Before amortisation, write-down of inventory in Sapa Profiles in 2008, restructuring and significant impairments.

- Markets in both the US and Europe have stabilised at a low level. In the US market, demand was somewhat better in the third quarter than in the second quarter, but there are still no strong signals of market growth.
- Cost-cutting and structural measures contributed to a positive result in the quarter, and cash flow performance continued to be positive.
- The acquisition of Indalex was completed with accounting effect from 1 August.

Sapa volumes have stabilised at a lower level after the significant drop in volumes early in the year. Third-quarter operating revenues totalled NOK 5,424 million (NOK 6,696 million)[1]. EBITA ended at NOK 29 million (NOK 92 million)[1].

Sapa strengthened its presence in North America by acquiring 11 plants from Indalex on 31 July this year, and the results are included from August. Following the acquisition, work is in progress on

further restructuring of Profiles North America and the Morris and Calgary operations will be shut down during the fourth quarter. Their volumes have been transferred to other plants within Sapa North America. A provision of NOK 94 million related to the restructuring work was made in the third quarter. The agreement to divest the business in Catawba in compliance with the requirements of the US Department of Justice has been signed. This will not have any significant impact on volume or profit. A positive start has been made on the integration process at Sapa North America, and EBITA and cash flow from Indalex following the acquisition have been positive in the quarter.

Recent market developments indicate that the global economy is beginning to pull out of recession, but the recovery is expected to take some time. The European market is at a low but fairly stable level and there are signs that customers are finishing their de-stocking. The North American extrusion market has now had a year-on-year decline in demand for extruded aluminium for twelve quarters in a row, but showed in the third quarter signs of positive development in demand compared to the second quarter. Sapa's Chinese operations are experiencing strong markets and high demand.

Sapa Profiles

Sapa Profiles' sales volumes, including Indalex, reached 188,000 tonnes (170,000 tonnes)[1] in the third quarter and EBITA was a negative NOK -68 million (NOK -28 million)[1]. Compared to the second quarter, this was an improvement of NOK 138 million, mainly driven by cost reductions. The break-even level for the business has been significantly reduced during 2009, illustrated by the profit performance from the first to third quarters.

Sapa Heat Transfer & Building System

Heat Transfer's volumes for the quarter were at 32,000 tonnes (33,000 tonnes)[1]. Heat Transfer and Building System had aggregate EBITA of NOK 97 million (NOK 120 million)[1]. Heat Transfer's order intake increased towards the end of the first half-year and is still showing a positive trend, while Building System is experiencing the effect of weak building & construction markets.

Sapa has divested Sapa Industriservice to Coor Service Management at an expected gain of approximately NOK 40 million with full effect on cash flow in the fourth quarter. Sapa Industriservice delivers maintenance services to Sapa and other industrial customers in Sweden. Revenues in 2008 were approximately SEK 675 million with operating profit of about SEK 45 million.

ORKLA MATERIALS

	1.1. - 30.9.		1.1. - 31.12.	1.7. - 30.9.	
Amounts in NOK million	**2009**	2008	2008	**2009**	2008
Operating revenues	**8,148**	10,127	13,725	**2,664**	3,336
EBITA[1]	**223**	1,013	1,426	**139**	386
Operating margin (%)	**2.7**	10.0	10.4	**5.2**	11.6
Cash flow from operations before net replacement expenditures	**1,184**	560	1,223	**678**	120
Net replacement expenditures	**196**	453	649	**74**	185
Expansion investments	**1,026**	2,647	3,381	**212**	915

[1] Before amortisation, restructuring and significant impairments

- Market conditions for Elkem's silicon-related units remained weak in the third quarter, and capacity utilisation averaged around 57%.
- The damage caused by the fire at Elkem Solar's process plant in July has been repaired. Test run started mid-October and ordinary operations will begin as soon as the repairs have been tested and approved in accordance with internal procedures.
- Borregaard's chemicals business reported satisfactory profit, even though most of its markets are still slow.
- The energy operations were negatively impacted by low market prices, but in Elkem's case this was offset by high production.

Orkla Materials posted third-quarter operating revenues of NOK 2,664 million (NOK 3,336 million)[1] and EBITA of NOK 139 million (NOK 386 million)[1].

Elkem

Elkem's third-quarter operating revenues totalled NOK 1,703 million (NOK 2,235 million)[1]. Third-quarter EBITA was NOK 11 million, compared with NOK 276 million in the same period of 2008. Elkem Solar's negative contribution to profit in the quarter amounted to NOK 191 million, of which depreciation accounted for NOK 71 million. The other silicon-related units continued to experience slow markets. Nevertheless, third-quarter profit was a positive NOK 29 million, compared with NOK 236 million in the same period of 2008.

Elkem Energy's production operations delivered good results due to high production volumes, which were only partly offset by low prices compared with the same period last year. In the third quarter, higher-than-normal amounts of precipitation and good inflow resulted in high reservoir levels and high production. Production totalled 896 GWh in the third quarter, up from 782 GWh in the same period of 2008. The higher production volume was offset by lower realised prices. Nordpool system prices averaged 27.4 øre/KWh, compared with 44.8 øre/KWh in the same period of last year.

Repairs of the damage caused by a fire at one of Elkem Solar's process plants have been technically completed and test run started mid-October. Ordinary operations are expected to start up in November as soon as the repairs have been tested and approved in accordance with internal procedures. After start-up, the delayed ramp-up of production is expected to be implemented at the same pace as previously communicated.

Demand for silicon and ferrosilicon from customers in the steel industry, the aluminium industry and the chemical market remained weak in the third quarter. Activity levels dropped slightly from the second to the third quarter at the Norwegian plants, particularly during the summer. The carbon business also saw a slight increase in demand towards the end of the third quarter from customers in Asia, and capacity utilisation was higher than in the previous quarter. Activity levels are continuously adapted in response to market trends, and in the third quarter the silicon-related units, excluding Elkem Solar, were operating at an average of 57% capacity.

Borregaard

Borregaard's operating revenues in the third quarter were NOK 963 million (NOK 1,104 million)[1], equivalent to an underlying[2] increase of 1% compared with the same period of 2008. EBITA was NOK 128 million (NOK 110 million)[1].

The chemicals business showed profit growth from last year's third quarter, while the energy business recorded a slight decline. The improvement seen in the chemicals business (from NOK 52 million to NOK 90 million) is mainly due to the exclusion of negative profit posted by the closed-down business in Switzerland. Markets remain relatively weak, but after last year's business closure capacity utilisation is satisfactory. Lower raw material prices and more favourable currency conditions compared with the same quarter of last year contributed to satisfactory profit for the chemicals business. However, the appreciation of the NOK in the third quarter together with seasonal effects is expected to impact negatively in the fourth quarter.

Continuing business in the speciality cellulose segment continued to show weak profit, albeit better than last year due to higher prices, lower variable costs and a more favourable currency situation. Production volume and mix had a somewhat negative profit effect. For the lignin business the result was on a par with last year. A lower sales volume, in particular of products to the building sector and other industrial applications, was offset by higher selling prices, more favourable currency conditions and reduced costs. For the Ingredients and Pharma businesses the overall profit for continuing business was somewhat weaker than last year, primarily due to lower production and sales in the pharmaceuticals area. Denomega reported good profit growth.

The profit reduction in the energy area in the quarter (from NOK 58 million to NOK 38 million) is mainly due to lower market prices this year than last. However, own production at the run-of-the-river plants was higher, largely thanks to new generators at the Borregaard power plant which exploited this summer's high inflow to the Glomma river.

ORKLA ASSOCIATES

	1.1. - 30.9.		1.1. - 31.12.	1.7. - 30.9.	
Amounts in NOK million	**2009**	**2008**	**2008**	**2009**	**2008**
Profit/loss from associates	**(403)**	1,905[1]	2,189[1]	**(328)**	573
Of which Renewable Energy Corporation (REC)	***(516)***	*776*	*1,217*	***(401)***	*496*

[1] Of which NOK 830 million were a profit from the sale of a 40% share in Hjemmet Mortensen.

Orkla Associates primarily consists of investments in Renewable Energy Corporation ASA (REC) (39.7% stake) and Jotun AS (42.5% stake). The figures below are on a 100% basis.

REC's third-quarter operating revenues totalled NOK 2,160 million, 13% higher than last year, while EBITDA in the quarter was NOK 429 million (NOK 711 million)[1]. The decline in results was primarily driven by a weaker demand and lower sales prices, in addition to reduced capacity utilisation in REC Solar and REC Wafer and start-up costs related to ramp-up of new plants. Impairment charges of NOK 679 million were made in the quarter, resulting in third-quarter EBIT of NOK -665 million (NOK 537 million)[1]. Profit/loss before taxes came to NOK -1,143 million (NOK 1,761 million)[1], whereas currency effects and change in the value of derivatives contributed to the decline. Capacity was restarted in all business areas during the third quarter. REC's funding situation was strengthened in the quarter.

Jotun shows satisfactory profit so far this year and reported 16% growth in operating revenues in the first eight months compared with the same period last year, mainly due to positive currency effects. Operating revenues were NOK 7.8 billion, while operating profit improved by 6% to NOK 858 million. There are variations between markets. Growth has continued in China, South Korea and important markets in the Middle East, while a weaker trend has been seen in much of Europe. Jotun operates in part in late-cyclical market segments and consequently expects a weaker trend for some segments ahead, including contracts for new ship construction and major real estate projects. While currency effects and raw material prices have positively impacted the figures so far this year, a stronger NOK into the fourth quarter will have a negative impact ahead.

ORKLA FINANCIAL INVESTMENTS

	1.1. - 30.9.		1.1. - 31.12.	1.7. - 30.9.	
Amounts in NOK million	**2009**	**2008**	**2008**	**2009**	**2008**
EBITA[1]	**(70)**	(154)	(151)	**(32)**	(87)
Dividends	**238**	455	471	**14**	58
Gains, losses and write-downs in the Share Portfolio	**247**	(2,506)	(6,043)	**334**	(2,323)
Other financial items	**27**	386	367	**14**	119
Profit/loss before taxes	**442**	(1,819)	(5,356)	**330**	(2,233)
Market value of the Share Porfolio	**10,316**	13,763	11,426		
Retun on the Share Portfolio (%)	**26.2**	(27.6)	(45.3)		
Unrealised gains on the Share Portfolio	**2,802**	752	847		

[1] Before amortisation, restructuring and significant impairments.

Orkla Financial Investments posted a third quarter profit of NOK 330 million (NOK -2,233 million)[1] before tax. The pre-

tax profit for the first nine months came to NOK 442 million (NOK -1,819 million)[1].

In the first nine months the **Share Portfolio** showed a return of 26.2% (the Morgan Stanley Nordic Index 30.7% and the Oslo Børs Benchmark Index 43.5%).

The Share Portfolio's market value was NOK 10,316 million after net share sales totalling NOK 2,616 million in the first nine months. Unrealised gains came to NOK 2,802 million at end-September. Shares worth NOK 686 million, net, were sold in the third quarter.

In the quarter, realised portfolio gains and change in the fair value of associates came to NOK 334 million (NOK -2,323 million)[1], compared with a figure of NOK 247 million (NOK -2,506 million)[1] for the first nine months. Accounting write-downs in keeping with IFRS amounted to NOK 97 million in the quarter and NOK 1,167 million in the first nine months.

Dividends received in the quarter and the first nine months respectively totalled NOK 14 million (NOK 58 million)[1] and NOK 238 million (NOK 455 million)[1].

Demanding financial markets have affected **Orkla Finans** in the current year. Operating revenues totalled NOK 29 million (NOK 34 million)[1] in the quarter and EBITA was NOK -8 million (NOK -21 million)[1], while in the first nine months operating revenues were NOK 82 million (NOK 142 million)[1] and EBITA was NOK -35 million (NOK -38 million)[1].

Orkla Eiendom posted a pre-tax result of NOK -31 million for the third quarter (NOK -12 million)[1]. For the first nine months the pre-tax result was NOK -104 million (NOK 18 million)[1].

Elkem Energy Trading posted EBITA of NOK 7 million (NOK -44 million)[1] in the third quarter.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operations totalled NOK 3,115 million in the first nine months, compared with NOK 1,473 million in the same period last year. The improvement in cash flow was achieved by rigorous prioritisation of maintenance investments combined with a strong focus on more efficient use of working capital. Financial items paid came to NOK -1,022 million in the first nine months compared with NOK -967 million in the same period last year.

The Group's expansion investments in the first nine months totalled NOK 1,464 million, which is NOK 1,587 million lower than in the same period last year. The investments mainly relate to the completion of Elkem Solar at Fiskaa and the hydropower development at Sauda.

Participation in REC's rights issue in July and the acquisition of Indalex in the US brought the total acquisition of new companies in the first nine months to NOK 2,955 million.

Financial Investments sold portfolio investments worth NOK 2,616 million, net, in the first nine months.

The Group had a net cash flow of NOK -955 million in the quarter. However, taking into account positive currency translation effects, the Group's net interest-bearing liabilities increased by NOK 323 million. Net interest-bearing liabilities totalled NOK 28,226 million in the first nine months. The bulk of the interest-bearing liabilities carries floating interest rates and is distributed on NOK, SEK, EUR, DKK and USD.

Group balance sheet assets amounted to approximately NOK 94.5 billion by the end of the third quarter, after participation in the REC issue and the acquisition of Indalex. However, this is still somewhat lower than at the end of 2008 and is due to reduced inventories, currency effects and the fact that discontinued operations (Elkem Aluminium) are out of the balance sheet following completion of the transaction on 31 March 2009.

OTHER MATTERS

An agreement to sell Elkem's hydropower plants in Salten and Bremanger for NOK 6 billion was signed in October. The total annual power production of the sold plants is 1.7 TWh, of which Elkem owns 1.5 TWh. In autumn 2008 the Storting passed a new concession act designed to secure public ownership of hydropower plants in Norway. The act allows only publicly owned power companies to acquire and build large hydropower plants. Consequently Orkla cannot expand its hydropower business by acquiring and developing hydropower plants. The new act gives publicly owned companies which take over private power plants that are subject to a reversion clause a statutory right to have the reversion clause removed. The Storting's decision puts a 30-year-long practice of annulling concession provisions onto a statutory footing. The Svelgen III and IV, Siso and Lakshola power plants, with reversion largely in the period 2021 to 2029, therefore had to be sold ahead of the reversion deadline. Elkem's power plants in Sauda and Borregaard's power plants in Sarpsborg are retained, and Orkla's hydropower business now comprises a production of about 2.5 TWh. The overall selling price is NOK 6,009 million, of which NOK 4,300 million refers to Salten and NOK 1,709 million to Bremanger. Settlement will take place once the necessary public approvals have been given.

Orkla Aluminium Solutions' purchase of the American company Indalex was completed on 31 July with an underlying Enterprise Value of approximately NOK 95 million. In 2008 Indalex sold around 200,000 tonnes, corresponding to operating revenues of more than USD 900 million. Indalex has a 1,400-strong workforce. Sapa took over Indalex's 11 active production plants in the US and Canada, with 29 presses and total capacity of around 315,000 tonnes annually. The business is included in the figures for August onwards.

As mentioned in the annual reports for 2006 to 2008, Orkla has assumed that the gain realised in 2006 on the option element in convertible bonds in the Renewable Energy Corporation ASA (REC) was free of tax under the 'tax exemption method'. However, in December 2008 Orkla received a ruling where the Central Taxation

Office for Large-Sized Enterprises stated that the gain was to be taxed at full rate. Orkla disagrees both with the basis adduced for its tax liability and with the valuation given in the decision. In the resulting legal dispute the parties have agreed out of court ahead of district court proceedings that the valuation of the REC share at the conversion date in March 2006 should be reduced from NOK 81.50 per share to NOK 65 per share. In a new tax assessment decision for 2006, the Central Taxation Office has duly reduced Orkla's tax by about NOK 189 million, from the original NOK 751 million. Although the valuation issue has now been settled, Orkla still disagrees with the basis for tax liability and will continue to contest this in court. The disputed amount in the case is however reduced to about NOK 562 million, since Orkla will shortly be refunded approximately NOK 189 million of the NOK 751 million that Orkla had to pay in taxes in the second quarter of 2009.

As from the third quarter of 2009, Elkem Energy Trading is reported under Orkla Financial Investments. Its results have been restated, such that the figures for previous quarters in 2008 and 2009 have also been adjusted to reflect the change.

The introduction of a new section 5-11(a) in the Public Limited Liability Companies Act makes it possible to stipulate in the Articles of Association that documents that are to be considered at a general meeting may be published on the company's website instead of being enclosed with the notice of the meeting. This also applies to documents which by law must be attached to the notice of the general meeting. Individual shareholders are nonetheless entitled to have the documents sent to them free of charge, upon application to the company. Amending the Articles of Association will generate a substantial environmental gain for Orkla ASA. It is therefore proposed to amend Orkla ASA's Articles of Association at an extraordinary general meeting, so that the possibility of a simplified notification process may become effective in time for the Annual General Meeting in 2010. An Extraordinary General Meeting of Orkla ASA will therefore be held at Orkla's offices at Karenslyst allé 6, 0213 Oslo, on 10 December 2009 at 3 p.m.

OUTLOOK

Even though some macro economic indicators show positive signs, economic conditions are still weak and there is still uncertainty related to the development going forward. Although demand has stabilised in a number of markets, there seems to be little likelihood of a broad-based upturn in the forthcoming quarters.

Orkla Brands expects a continued relatively weak trend in the Nordic grocery market and markets will be demanding for the rest of the year with intensified competition in several categories. Increased raw material prices on Norwegian agricultural products, in particular, are expected to give a negative effect in the fourth quarter.

Orkla Aluminium Solutions has taken substantial steps to adapt its capacity and cost structure to the weak market trend. Further restructuring will take place in the fourth quarter following the acquisition of Indalex, bringing additional improvement to the cost position. Sapa Profiles expects lower activity towards the end of the fourth quarter due to seasonal effects. Increased volumes are expected for Heat Transfer up to year-end, while Building System's order backlog will be gradually reduced. The contribution from Indalex will have a limited positive effect on profit and cash flow from operations in 2009. Orkla Aluminium Solutions expects a positive cash flow for the year as a whole.

Where Orkla Materials is concerned, the silicon-related markets remain on a weak trend, and production capacity for silicon, ferrosilicon and carbon alike is adjusted on a continuous basis. The demand situation for Borregaard's chemicals business is also challenging, but the balance between demand and capacity is better. An appreciation of the NOK through the third quarter is expected to have negative effects for Orkla Materials in the fourth quarter. The energy units expect relatively low market prices in the fourth quarter, while especially Elkem Energy's resource situation is good.

Orkla's borrowing rate in the first nine months averaged 3.8%. The Group's liabilities are spread across currencies in accordance with its net investments in countries outside Norway. Liabilities measured in NOK will therefore fluctuate in step with exchange rate movements.

Oslo, 29 October 2009
The Board of Directors of Orkla ASA

THE GROUP'S CONDENSED INCOME STATEMENT

		1.1. - 30.9.		1.1. - 31.12.	1.7. - 30.9.	
Amounts in NOK million	Note	2009	2008	2008	2009	2008
Operating revenues	2	**41,188**	49,087	65,579	**14,088**	15,904
Operating expenditures		**(37,989)**	(44,407)	(59,336)	**(12,661)**	(14,409)
Depreciation and impairment charges on tangible assets		**(1,821)**	(1,438)	(2,003)	**(616)**	(469)
Amortisation of intangible assets		**(153)**	(158)	(228)	**(53)**	(53)
Write-down of inventory in Sapa Profiles		**-**	-	(372)	**-**	-
Restructuring and significant impairments		**(104)**	(34)	(1,282)	**(94)**	0
Operating profit		**1,121**	3,050	2,358	**664**	973
Profit/loss from associates		**(403)**	1,905	2,189	**(328)**	573
Dividends		**239**	457	473	**14**	58
Gains, losses and write-downs in the Share Portfolio		**247**	(2,506)	(6,043)	**334**	(2,323)
Financial items, net		**(743)**	(546)	(992)	**(190)**	(220)
Profit/loss before taxes		**461**	2,360	(2,015)	**494**	(939)
Tax expenses		**(92)**	(952)	(895)	**(13)**	(265)
Profit/loss for the period for continued operations		**369**	1,408	(2,910)	**481**	(1,204)
Gains/profit discontinued operations	8	**993**	46	(55)	**0**	(11)
Profit/loss for the period		**1,362**	1,454	(2,965)	**481**	(1,215)
Minority interest's share of the profit/loss for the period		**(59)**	131	(137)	**23**	1
Majority interest's share of the profit/loss for the period		**1,421**	1,323	(2,828)	**458**	(1,216)
Profit/loss before taxes, the Industry division		**19**	4,179	3,341	**164**	1,294
Profit/loss before taxes, Orkla Financial Investments		**442**	(1,819)	(5,356)	**330**	(2,233)

EARNINGS PER SHARE

	1.1. - 30.9.		1.1. - 31.12.	1.7. - 30.9.	
Amounts in NOK million	2009	2008	2008	2009	2008
Earnings per share	**1.4**	1.3	(2.8)	**0.5**	(1.2)
Earnings per share (diluted)	**1.4**	1.3	(2.8)	**0.5**	(1.2)
Earnings per share (diluted)[1]	**0.6**	1.4	(1.1)	**0.5**	(1.2)

[1] Excl. amortisation, write-downs of inventory in Sapa Profiles in 2008, restructuring significant impairments and discontinued operations

THE GROUP'S CONDENSED COMPREHENSIVE INCOME STATEMENT

		1.1. - 30.9.		1.1. - 31.12.	1.7. - 30.9.	
Amounts in NOK million	Note	2009	2008	2008	2009	2008
Profit/loss for the accounting period		**1,362**	1,454	(2,965)	**481**	(1,215)
Change in unrealised gains on shares		**1,954**	(3,060)	(2,334)	**756**	(1,319)
Change in hedging reserve		**466**	(105)	68	**225**	86
Translation effects		**(1,801)**	342	2,788	**(1,073)**	691
Total other income and expenses		**619**	(2,823)	522	**(92)**	(542)
The Group's condensed comprehensive income	3	**1,981**	(1,369)	(2,443)	**389**	(1,757)

THE GROUP'S CONDENSED BALANCE SHEET

Amounts in NOK million	30.9. 2009	31.12. 2008
Intangible assets	**17,290**	17,301
Property, plant and equipment	**25,748**	26,368
Financial assets	**18,769**	18,331
Non-current assets	**61,807**	62,000
Assets in discontinued operations	**-**	3,148
Inventories	**7,580**	9,564
Receivables	**10,938**	14,331
Share Portfolio, etc.	**10,332**	11,445
Cash and cash equivalents	**3,865**	4,438
Current assets	**32,715**	39,778
Total assets	**94,522**	104,926
Paid-in equity	**1,993**	1,993
Earned equity	**45,196**	45,390
Minority interests	**373**	2,686
Equity	**47,562**	50,069
Provisions	**4,788**	5,233
Non-current interest-bearing liabilities	**28,755**	29,598
Current interest-bearing liabilities	**3,499**	3,654
Liabilities in discontinued operations	**-**	665
Other current liabilities	**9,918**	15,707
Equity and liabilities	**94,522**	104,926
Equity ratio (%)	**50.3**	47.7

CHANGES IN EQUITY (excluding minority interests)

Amounts in NOK million	1.1. - 30.9. 2009	1.1. - 31.12. 2008
Equity 1 January	**47,383**	52,663
The Group's condensed comprehensive income	**1,981**	(2,443)
Deducted minority interests	**59**	137
Dividends	**(2,290)**	(2,282)
Buybacks of Orkla shares	**3**	(561)
Option costs	**53**	21
Adjustment of minority interests in Sapa Profiles	**-**	(152)
Equity at the close of the accounting period	**47,189**	47,383

THE GROUP'S CONDENSED CASH FLOW

	1.1. - 30.9.		1.1. - 31.12.	1.7. - 30.9.	
Amounts in NOK million	2009	2008	2008	2009	2008
Cash flow in the Industry division:					
Operating profit	**1,191**	3,204	2,509	**696**	1,060
Amortisation, depreciation and impairment charges	**1,933**	1,594	3,026	**650**	513
Changes in net working capital, etc.	**821**	(1,826)	(721)	**517**	(601)
Cash flow from operations before net replacement expenditures	**3,945**	2,972	4,814	**1,863**	972
Net replacement expenditures	**(830)**	(1,499)	(2,271)	**(200)**	(607)
Cash flow from operations	**3,115**	1,473	2,543	**1,663**	365
Financial items, net	**(1,022)**	(967)	(1,611)	**(207)**	(292)
Cash flow from Industry division	**2,093**	506	932	**1,456**	73
Cash flow from Orkla Financial Investments	**1,075**	298	(697)	**430**	(243)
Taxes paid	**(1,686)**	(1,273)	(1,327)	**(241)**	(92)
Other payments	**22**	29	143	**28**	1
Cash flow before capital transactions	**1,504**	(440)	(949)	**1,673**	(261)
Paid dividends	**(2,328)**	(2,331)	(2,348)	**(159)**	(137)
Net purchase of Orkla shares	**3**	(653)	(561)	**3**	8
Cash flow before expansion	**(821)**	(3,424)	(3,858)	**1,517**	(390)
Expansion investment in Industry division	**(1,464)**	(3,051)	(4,142)	**(371)**	(1,079)
Sale of companies/shares of companies	**77**	168	1,317	**77**	57
Purchase of companies/shares of companies	**(2,955)**	(1,050)	(1,059)	**(2,864)**	(53)
Net purchase/sale of portfolio investments	**2,616**	(1,567)	(1,829)	**686**	(804)
Net cash flow	**(2,547)**	(8,924)	(9,571)	**(955)**	(2,269)
Currency effects of net interest-bearing liabilities	**1,745**	(261)	(1,675)	**632**	(254)
Change in net interest-bearing liabilities	**802**	9,185	11,246	**323**	2,523
Net interest-bearing liabilities	**28,226**	25,363	27,424		

NOTES

NOTE 1 General information

Orkla ASA's condensed consolidated financial statements for the first nine months of 2009 were approved at a meeting of the Board of Directors on 29 October 2009. The accounting figures are unaudited. Orkla ASA is a public limited liability company and its office is located at Skøyen, Oslo (Norway).

Orkla shares are traded on the Oslo Stock Exchange. The half-year report has been prepared and presented in conformity with IAS 34 Interim Financial Reporting, and the same accounting principles and methods of calculation have been applied as in last year's financial statements.

NOTE 2 Segments

Segments have been reported in accordance with IFRS 8. The segment breakdown has not been changed as a result of the transition from IAS 14 to IFRS 8, and further segment information on cash flows has been incorporated in the table for each business area in the quarterly report. As from the third quarter of 2009, Elkem Energy Trading is reported under Orkla Financial Investments. Its results have been restated, such that the figures for previous quarters in 2008 and 2009 have also been adjusted to reflect the change.

OPERATING REVENUES

	1.1. – 30.9.		1.1. – 31.12.	1.7. – 30.9.	
Amounts in NOK million	2009	2008	2008	2009	2008
Orkla Group	**41,188**	49,087	65,579	**14,088**	15,904
Orkla Brands	**16,722**	16,657	23,398	**5,661**	5,646
Orkla Foods Nordic	**7,096**	7,121	9,913	**2,377**	2,392
Orkla Brands Nordic	**5,637**	5,608	7,719	**1,890**	1,869
Orkla Brands International	**1,349**	1,616	2,440	**459**	565
Orkla Food Ingredients	**2,888**	2,562	3,670	**1,018**	902
Eliminations Orkla Brands	**(248)**	(250)	(344)	**(83)**	(82)
Orkla Aluminium Solutions	**15,211**	21,670	27,809	**5,424**	6,696
Sapa Profiles	**11,432**	17,130	21,904	**4,120**	5,247
Sapa Heat Transfer & Building System	**4,355**	5,308	6,909	**1,507**	1,671
Eliminations Orkla Aluminium Solutions	**(576)**	(768)	(1,004)	**(203)**	(222)
Orkla Materials	**8,148**	10,127	13,725	**2,664**	3,336
Elkem	**5,246**	6,564	9,061	**1,703**	2,235
Elkem Energy	***775***	*656*	*1,064*	***268***	*230*
Elkem Silicon-related	***4,484***	*5,922*	*8,025*	***1,441***	*2,014*
Eliminations Elkem	***(13)***	*(14)*	*(28)*	***(6)***	*(9)*
Borregaard	**2,909**	3,569	4,673	**963**	1,104
Borregaard Energy	***173***	*169*	*240*	***68***	*64*
Borregaard Chemicals	***2,855***	*3,542*	*4,632*	***937***	*1,086*
Eliminations Borregaard	***(119)***	*(142)*	*(199)*	***(42)***	*(46)*
Eliminations Orkla Materials	***(7)***	*(6)*	*(9)*	***(2)***	*(3)*
Orkla Financial Investments	**2,207**	2,040	2,712	**709**	697
Orkla HQ/Other Business/Eliminations	**(1,100)**	(1,407)	(2,065)	**(370)**	(471)

OPERATING PROFIT - EBITA*

	1.1. – 30.9.		1.1. – 31.12.	1.7. – 30.9.	
Amounts in NOK million	2009	2008	2008	2009	2008
Orkla Group	**1,378**	3,242	4,240	**811**	1,026
Orkla Brands	**1,919**	1,786	2,590	**759**	708
Orkla Foods Nordic	**747**	709	1,050	**297**	287
Orkla Brands Nordic	**989**	991	1,324	**367**	360
Orkla Brands International	**32**	(48)	5	**31**	9
Orkla Food Ingredients	**151**	134	211	**64**	52
Orkla Aluminium Solutions	**(461)**	799	697	**29**	92
Sapa Profiles	**(587)**	380	109	**(68)**	(28)
Sapa Heat Transfer & Building System	**126**	419	588	**97**	120
Orkla Materials	**223**	1,013	1,426	**139**	386
Elkem	**(30)**	661	995	**11**	276
Elkem Energy	***460***	*341*	*631*	***173***	*121*
Elkem Silicon-related	***(490)***	*320*	*364*	***(162)***	*155*
Borregaard	**253**	352	431	**128**	110
Borregaard Energy	***83***	*123*	*198*	***38***	*58*
Borregaard Chemicals	***170***	*229*	*233*	***90***	*52*
Orkla Financial Investments	**(70)**	(154)	(151)	**(32)**	(87)
Orkla HQ/Other Business	**(233)**	(202)	(322)	**(84)**	(73)

* Earnings before amortisation, write-downs of inventory in Sapa Profiles in 2008, restructuring and significant impairments

NOTE 3 GROUP REVENUES AND EXPENSES RECOGNISED IN EQUITY (COMPREHENSIVE INCOME)

The table showing Orkla ASA's condensed consolidated revenues and expenses recognised in equity is new, in accordance with IAS 1(R). The amounts are presented net after tax and must be seen in conjunction with the figures reported in the ordinary presentation of results.

NOTE 4 ACQUISITION OF COMPANIES/AGREEMENT TO PURCHASE ASSETS/ SHARE ISSUE IN REC AND SPDE

On 16 June Sapa entered into an agreement with the US-based aluminium extrusions company Indalex regarding the possible acquisition of virtually all the company's assets in the USA and Canada. The agreement was completed on 31 July 2009. As a result of a decision by the competition authorities, is the plant in Catawba sold.
Under the agreement, Sapa will take over Indalex's 11 active production plants in the USA (6) and Canada (5), with 29 presses and a total capacity of about 315,000 tonnes per year. Indalex's sales in 2008 totalled about 200,000 tonnes, which represent operating revenues of over USD 900 million. Indalex has around 1,400 employees.
The transferring enterprise was acquired from an estate in bankruptcy and has not previously existed as an independent legal entity. There are therefore no historical performance figures for the acquired enterprise. Sapa is taking over 100% of the enterprise.
The acquisition comprises current and non-current assets and some liabilities. No goodwill is expected in connection with the purchase and the acquisition price amounts to NOK 707 million. The purchase price allocation is not yet finalised. In addition a provision of NOK 94 million has been expensed for restructuring the new enterprise.

On 29 June, Orkla ASA subscribed for 27,755,068 shares at a subscription price of NOK 26.50 in REC's rights issue. Elkem AS, which is wholly-owned by Orkla ASA, has correspondingly subscribed for 39,977,689 shares at a subscription price of NOK 26.50 in REC's rights issue. This means that Orkla ASA and Elkem AS have subscribed for all their allocated subscription rights. Upon completion of the rights issue, Orkla ASA will own 108,244,768 shares and Elkem AS 155,912,989 shares in the company, and will thereby maintain their aggregate equity interest in REC of approximately 39.73%. The subscription is subject to certain conditions as described in the prospectus. The total increase in carrying value related to the share issue is NOK 1,741 million.

Orkla ASA has also subscribed for 242,218,858 SPDE shares at NOK 1 per share, with settlement on 17 July. Following the share issue, Orkla now holds a total of 268,618,858 shares, and as a result of an repair issue its equity interest has been reduced from 32.99% to 32.36%. The total subscription amount recognised is NOK 242 million.

The Group has also acquired some smaller enterprises. These are mainly a Sapa subsidiary, two companies bought by Krupskaya and some companies acquired by Orkla Fiendom. The total purchase price was NOK 265 million.

As a result of these acquisitions, the balance sheet has increased by NOK 1.4 billion in the addition to the subscribtion described above. The acquired companies entail only minor increases in the Group's results and sales.

NOTE 5 RELATED PARTIES

Orkla and Canica jointly bought Widerøveien 5 AS from SPDE in the third quarter. After the transaction, Orkla and Canica each own one-third of the company. There were no other special transactions between the Orkla Group and related parties per 30 September 2009. Orkla and the Canica system (largest Orkla shareholder with a holding of 23.3%) both own shares in certain companies.

The Orkla Group has provided a loan to Moss Airport Rygge (reported as a joint venture in which Orkla owns 40%) of NOK 32 million.

NOTE 6 OPTIONS AND TREASURY SHARES

A total of 6,525,000 options were issued in May 2009. The new options have a strike price of NOK 52.36, a life of six years, and are exercisable in the last three years. 80,000 options are exercised during the period. As of 30 September there were a total of 16,722,000 options outstanding.

A total of 325,000 options were exercised under the cash bonus programme in the third quarter of 2009. As of 30 September 2009 there were 134,000 outstanding cash bonus options.

On 12 January and 12 March 2009 Orkla reduced its hedging position in a cash settled financial derivative linked to the performance of the Orkla share price, equivalent to 800,000 underlying shares, to 600,000 underlying shares.

In connection with Orkla's employee share purchase programme, on Friday, 9 January 2009 an additional 884 shares were transferred to Orkla employees. A total of 1,992,381 shares have now been transferred to Group employees under the employee share purchase programme for 2008. Moreover, 80,000 treasury shares were sold in connection with the exercise of options, resulting in a total of 11,837,004 treasury shares as of 30 September 2009.

Change in number of options:	
Outstanding number of options as of 1 January 2009	10,277,000
Granted during the period	6,525,000
Exercised during the period	(80,000)
Outstanding number of options as of 30 September 2009	16,722,000

NOTE 7 ASSESSMENTS RELATING TO IMPAIRMENT

The Group has carried out impairment tests for all goodwill and intangible assets with an indefinite useful life as of the end of the third quarter. Due to the very weak international economic conditions there is greater uncertainty than normal regarding measurement. The Group has nonetheless concluded that the value of goodwill and intangible assets with an indefinite useful life is still intact. Developments in Sapa have been challenging, but the valuation that was carried out in connection with the swap of Elkem Aluminium ANS for Alcoa's minority interest in Sapa Profiles was based on the assumption that results would be weak throughout 2009. Sapa Profiles' performance is in line with the assessments made in this process and new estimates confirm this. Thus the value of Sapa has been maintained in the Group. No other write-downs have been made in the Group. The value of goodwill and intangible assets with an indefinite useful life in the areas about which there may be some uncertainty will be tested for impairment once again before the annual financial statements are prepared and presented. At that point in time, the budget and forecast process will have been finalised and approved by the senior management.

In accordance with the Group's accounting principles, the Share Portfolio has been written down by NOK 1,167 million in the first nine months of 2009 (NOK 97 million in third quarter).

The investment in REC has been reported as an associate according to the equity method. The Group's share of profit after tax and minority interests in REC will be added to the Group's cost price on an ongoing basis. The cost price per REC share is NOK 44.94, while the carrying value according to the equity method is NOK 58.19. The REC share price has fluctuated between NOK 38.04 and NOK 66.08 in the past six months and as of 30 September was NOK 50.70. The Group still considers the value of REC to be higher than its carrying value.

The investment in SPDE has been adjusted downwards by NOK 99 million through the recognition of the Group's share of profit/loss. The carrying value of the Group's shareholding in SPDE is NOK 620 million.

NOTE 8 DISCONTINUED OPERATIONS

The agreement to swap the Group's 50% interest in Elkem Aluminium ANS for Alcoa's 45.45% interest in Sapa Profiles was finally completed on 31 March 2009. Orkla has reported NOK 993 million as the result of this transaction. The transaction is a swap in which the value of the operations has been fixed at USD 500 million after Orkla received NOK 450 million in a unilateral payment from Elkem Aluminium. The result consists of the following elements:

	1.1. – 30.9.	
Amounts in NOK	**2009**	**2008**
Operating revenue	**498**	1,414
EBITA	**(102)**	76
Profit/loss before taxes	**(107)**	80
Profit/loss after taxes	**(107)**	57
Profit from sales	**1,116**	-
Tax on profit	**(16)**	-
Total discontinued operations	**993**	57

For Orkla Aluminium Solutions the transaction is reported as a gradual acquisition and the difference between the purchase price and the carrying value of the minority interest has been recognised in the balance sheet as goodwill in the amount of NOK 1.3 billion.

NOTE 9 OTHER MATTERS

On 4 October 2009, the Boards of Directors of Orkla ASA and Elkem AS approved the agreements to sell the hydropower plants in Salten and Bremanger for a total of NOK 6,009 million, consisting of NOK 4,300 million for Salten and NOK 1,709 million for Bremanger. The divested plants produce a total of 1.7 TWh of power per year, of which 1.5 TWh is owned by Elkem. Elkem's power operations in Sauda and Borregaard's power plant in Sarpsborg will be retained. The gain will be reported when Orkla has no longer power to govern the hydropower plants. This is not expected to occur before earliest January 2010.

In the legal dispute concerning the taxation of convertible bonds, the parties reached an out-of-court agreement prior to the district court case to the effect that the valuation of the REC share at the time of conversion in March 2006 is to be reduced from NOK 81.50 to NOK 65 per share. In a new tax assessment decision for 2006, the Central Taxation Office for Large-Sized Enterprises (SfS) therefore reduced Elkem's tax by roughly NOK 189 million from the original amount of NOK 751 million. Although the valuation issue has now been resolved, Elkem still does not agree with the basis used to determine its tax liability and will continue to contest this matter in the courts. Even if Elkem's claim is not upheld in a final judgment, the disputed tax amount in the case has now been reduced to around NOK 562 million.

No other events have taken place after the balance sheet date that would have affected the financial statements or any assessments carried out.